Exhibit 99.1

Press release

WiLAN and Doro AB Sign Wireless License

OTTAWA, Canada – June 24, 2013 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) today announced that Doro AB (“Doro”) has signed a multi-year running royalty license to WiLAN’s wireless patent portfolio including Wi-Fi, Bluetooth, HSPA and LTE-related technologies. The license grants global royalty bearing rights covering wireless handsets sold by Doro and through Doro’s owned distribution channel. All other terms of the license agreement are confidential.

Doro is a Swedish public company formed in 1974. It released its pioneering ‘easy-to-use’ mobile phone in 2007 and today is the global market-leader within the category. Doro products and solutions are available in thirty countries spanning five continents. These include; mobile phones and smart devices, applications and software, fixed line telephony, telecare and mobile health solutions. Doro removes barriers to adoption of new technologies and holds numerous international awards in recognition of its product designs and innovations.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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